Exhibit (a)(10)

Supplement to Offer to Exchange Restricted Stock Units for Common Stock

This Supplement to Offer to Exchange Restricted Stock Units for Common Stock (“Supplement”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 5, 2009 (“Schedule TO”), as amended by a filing on February 26, 2009, and relates to our offer to exchange eligible restricted stock units held by our employees for our common stock, par value $0.001 per share, upon the terms and subject to the conditions in the Offer to Exchange dated February 5, 2009 (the “Offer to Exchange”) filed as Exhibit (a)(1)(A) to the Schedule TO, as it may be amended from time to time. This Supplement amends and supplements the Offer to Exchange as set forth below.

The Offer to Exchange is hereby amended as follows:

1.	Section 10 of the Offer to Exchange is hereby amended by inserting a new table immediately after the Balance Sheet Data table in the subsection entitled “Selected Financial Data” with the following table:

	Year ended March 31,					Three months ended December 31, 2008
(in thousands, except ratio amounts)	2004	2005	2006	2007	2008
Income from Continuing operations before income taxes	$990	$26,151	$13,144	$14,123	$19,108	$2,400
Fixed Charges:
Interest expense	$—	$21	$55	$12	$47	$54
Estimated portion of rental expense attributable to interest	$538	$448	$333	$286	$220	$64

Total fixed charges	$538	$469	$388	$298	$267	$118

Total earnings	$1,528	$26,620	$13,532	$14,421	$19,375	$2,518

RATIO OF EARNINGS TO FIXED CHARGES	2.8	56.8	34.9	48.4	72.7	21.3